                         SIMPSON THACHER & BARTLETT LLP

                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000

                            FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                               E-MAIL ADDRESS
212-455-2812                                                 RFENYES@STBLAW.COM

                                        July 15, 2005

                   Re:    Nalco Holding Company
                          Registration Statement on Form S-1
                          ----------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Ladies and Gentlemen:

         On behalf of Nalco Holding Company, a Delaware corporation (the
"Company"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of
Regulation S-T of the Securities Act of 1933, as amended, a Registration
Statement on Form S-1 relating to the Company's proposed offering of its common stock.

         Please note that the disclosure in the Company's Registration Statement on Form S-1 is based on:

         1. The disclosure contained in the Registration Statement on Form S-4 of Nalco Company and the guarantor registrants (File No.
            333-115560), which was declared effective by the Commission on
            August 12, 2004 after a review conducted primarily by Pamela Long,
            Amanda Gordon, Marie Trimeloni and Al Pavot of the Commission's
            staff.

         2. The disclosure contained in the Registration Statement on Form S-1 of the Company (File No. 333-118583), which was declared effective by the Commission on November 10, 2004 after a review conducted primarily by Pamela Long, Amanda Gordon, Marie Trimeloni and Al
            Pavot of the Commission's staff.

         3. The disclosure contained in the Registration Statement on Form S-4 of Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. (File
            No. 333-119231), which was declared effective by the Commission on
            October 8, 2004.

         4. The disclosure contained in the Registration Statement on Form S-1 of Nalco Company and the guarantor registrants (File No.
            333-119480), which was declared effective by the Commission on
            October 8, 2004.

         5. The disclosure contained in the Registration Statement on Form S-1 of Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. (File
            No. 333-119852), which was declared effective by the Commission on
            October 29, 2004.

         A total of $58,850.00 was deposited by wire transfer of same-day funds to the Commission's account on July 12, 2005, of which $54,927.06 constitutes the filing fee for the Company's Registration Statement on Form S-1.

         Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2812; fax: 212-455-2502).

                                          Very truly yours,

                                          /s/ Richard Fenyes

                                          Richard Fenyes